Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2018 Results

▪	Net loss attributable to common shareholder of $32 million for the quarter, driven by $282 million losses related to Hurricane Michael and California wildfires

▪
Net loss attributable to common shareholder of $132 million for the year, driven by $386 million losses related to 2018 catastrophic events and $376 million net realized and unrealized losses on fixed maturities and short-term investments

▪	P&C combined ratio of 120.1% for the quarter and 108.7% for the year, impacted by 40.6 and 15.1 points respectively of catastrophic losses

▪	Specialty reporting solid underwriting profits with combined ratio of 90.5% for the quarter and 91.9% for the year

▪	Life and Health profitability, including underwriting result and allocated net investment income, of $86 million for the year, a 26% increase compared to prior year

PEMBROKE, Bermuda, February 21, 2019 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $32 million for the fourth quarter which was largely driven by losses related to Hurricane Michael and California wildfires of $282 million, partially offset by net realized and unrealized investment gains on fixed maturities and short-term investments of $31 million and net foreign exchange gains of $66 million. This compared to net income of $72 million for the fourth quarter of 2017, which included losses related to California wildfires of $120 million, net realized and unrealized investment gains on fixed maturities and short-term investments of $13 million and net foreign exchange losses of $1 million.
Net loss attributable to common shareholder was $132 million for 2018 which was driven by losses related to Typhoons Jebi and Trami, Hurricanes Florence and Michael, and California wildfires of $386 million and net realized and unrealized investment losses on fixed maturities and short-term investments of $376 million, partially offset by net foreign exchange gains of $119 million. This compared to net income of $218 million for 2017, which included losses related to Hurricanes Harvey, Irma and Maria and California wildfires of $569 million, net realized and unrealized investment gains on fixed maturities and short-term investments of $153 million and net foreign exchange losses of $108 million.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

The net realized and unrealized investment gains on fixed maturities and short-term investments for the fourth quarter of 2018 included net unrealized gains of $207 million, which were largely offset by net realized losses of $176 million, primarily due to changes in the investment portfolio mix aimed at increasing yield and decreasing duration. The net realized and unrealized investment losses on fixed maturities and short-term investments for the full year 2018 included net unrealized losses of $151 million, driven by increases in U.S. risk-free rates and the widening of U.S. and European investment grade corporate spreads, and net realized losses of $225 million, primarily due to changes in the investment portfolio mix. The Company's fixed maturities and short-term investments are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “The third and fourth quarters of 2018 were active periods of catastrophic loss events which impacted the Company's Non-life combined ratio. In the face of another year of above normal insured catastrophic loss activity for the industry, PartnerRe was able to deliver once again a profit, excluding the volatility of our investment grade fixed income portfolio and the foreign exchange impact, thanks to our diversified and profitable book of business and our gross-to-net strategy.”
Mr. Clarke also added: “We are seeing increasing opportunities to deploy our capital at our target return across our portfolio and the 2019 year has started on a positive note, with strong execution at the January renewals where we reported double-digit year-on-year growth in Non-Life premium production with improved margins across several classes and geographies. With further improvement in margins expected throughout the year, I am confident that we will continue to build on these achievements, alongside our expected continued growth in Life and Health and improved income generation in our Investments portfolio, to deliver solid returns to our shareholder in 2019.”
Highlights for the fourth quarter of 2018 compared to the fourth quarter of 2017, and for the full year 2018 compared to 2017, are included below.
Effective July 1, 2018 the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. Health business are reflected in the P&C segment for 2018 and the related 2017 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪
Non-life net premiums written for the fourth quarter of 2018 were up 1% compared to the fourth quarter of 2017, primarily driven by a 14% increase in the P&C segment, partially offset by a 11% decrease in the Specialty segment, related to certain mortgage and agriculture reinsurance contracts.

▪	Non-life net premiums written were up 11% for the full year 2018 compared to 2017, driven by a 15% increase in the P&C segment and 5% increase in the Specialty segment.

▪
The Non-life underwriting loss was $67 million (combined ratio of 108.7%) for the fourth quarter of 2018 driven by losses related to Hurricane Michael and California wildfires totaling $282 million, net of retrocession and reinstatement premiums, or 25.2 points on the combined ratio. The Non-life underwriting loss was $75 million (combined ratio of 106.7%) for the fourth quarter of 2017 driven by losses related to California wildfires of $120 million, net of retrocession and reinstatement premiums, or 11.0 points on the combined ratio. The increase in catastrophic losses was partially offset by an improvement in attritional losses on the current accident year. The Non-life combined ratio also reflects higher net favorable prior years' reserve development of $163 million (14.6 points) for the fourth quarter of 2018 compared to $65 million (5.9 points) for the fourth quarter of 2017, with both the Specialty and P&C segments experiencing net favorable development. U.S. Health business included in the P&C segment contributed an underwriting profit of $18 million (combined ratio of 79.6%) for the fourth quarter of 2018 compared to a loss of $67 million (combined ratio of 166.9%) for the fourth quarter of 2017.

▪
During the fourth quarter of 2018, the reserve and reinsurance agreement with Colisée Re was commuted and the associated guaranteed reserves and funds held – directly managed assets have been released. The Company recognized a gain on commutation of $29 million in Other income, which is partially offset by the reduction of intangible asset associated with the guaranteed reserves of $14 million.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

▪
The Non-life underwriting loss was $47 million (combined ratio of 101.9%) for the full year 2018 compared to a $96 million loss (combined ratio of 102.3%) for 2017. Catastrophic losses of $386 million related to Typhoons Jebi and Trami, Hurricanes Florence and Michael, and California wildfires contributed 9.0 points on the combined ratio, compared to 14.1 points on the combined ratio from losses related to Hurricanes Harvey, Irma and Maria (HIM), and California wildfires of $569 million, net of retrocession and reinstatement premiums. The Non-life underwriting loss also reflects improvement in attritional losses on the current accident year compared to 2017 and $29 million of Other income related to the gain on a commutation referred to above. The Non-life combined ratio continued to benefit from net favorable prior year development of $249 million (5.8 points) in 2018 compared to $448 million (11.1 points) for 2017, with both the P&C and Specialty segments experiencing net favorable development. U.S. Health business included in the P&C segment contributed an underwriting profit of $17 million (combined ratio of 95.4%) for the full year 2018 compared to a loss of $120 million for 2017 (combined ratio of 132.7%).

Life and Health:

▪
Net premiums written were up 21% in the fourth quarter of 2018, and up 25% for the full year 2018, compared to the same periods of 2017, primarily driven by organic growth. The increase for the full year 2018 is also driven by the inclusion of the Aurigen Capital Ltd (Aurigen) life premiums for a full year in 2018 compared to three quarters in 2017, following the acquisition on April 2, 2017.

▪
Allocated underwriting result was a gain of $15 million in the fourth quarter of 2018 compared to $28 million in the fourth quarter of 2017, driven in part by $9 million lower results for the guaranteed minimum death benefits (GMDB) line of business mainly due to in-force reserving impacts following declines in equity markets in the fourth quarter of 2018 and $6 million higher expenses to support the Company's plans to grow the business.

▪
Allocated underwriting result was a gain of $86 million for the full year 2018 compared to $68 million in 2017, driven by increased profitability and organic growth, including in the acquired Aurigen operation, partially offset by $7 million higher expenses to support the Company's plans to grow the business.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

Investments:

▪
Net investment return in the fourth quarter of 2018 was $34 million, or 0.2%, and included net investment income of $104 million, partially offset by net realized and unrealized investment losses of $52 million and interest in losses of equity method investments of $18 million. This compares to a net investment return of $188 million, or 1.1%, for the fourth quarter of 2017, which included net investment income of $103 million, interest in earnings of equity method investments of $66 million, and net realized and unrealized investment gains of $19 million.

▪
Net investment return for 2018 was $37 million, or 0.1%, which included net investment income of $416 million and interest in earnings of equity method investments of $11 million, partially offset by net realized and unrealized investment losses of $390 million. This compares to a net investment return of $720 million, or 4.2%, for 2017, which included net investment income of $402 million, net realized and unrealized investment gains of $232 million, and interest in earnings of equity method investments of $86 million.

▪
Net investment income of $104 million for the fourth quarter of 2018 was up $1 million, or 1%, and up $14 million, or 3% for the full year, compared to the same periods of 2017, driven by higher reinvestment rates and changes in portfolio mix, partially offset by higher investment expenses.

▪
Net realized and unrealized investment losses of $52 million in the fourth quarter of 2018 were driven by a decline in world-wide equity markets and the widening of U.S. and European investment grade corporate spreads, partially offset by decreases in U.S., European and Canadian risk-free rates. This compared to net realized and unrealized investment gains of $19 million in the fourth quarter of 2017, which were driven by compression of U.S. investment grade corporate and Canadian spreads, partially offset by an increase in U.S. risk-free rates.

▪
Net realized and unrealized investment losses of $390 million for the full year 2018 were driven by increases in U.S. risk-free rates and the widening of U.S. and European investment grade corporate spreads. This compares to net realized and unrealized investment gains of $232 million for 2017 which were driven by compression in corporate bond spreads and positive performance in public and private equities, partially offset by the impact of increases in U.S. risk-free rates.

▪
Net realized and unrealized losses also include losses in equities, investments in real estate, and other invested assets of $83 million for the fourth quarter of 2018 and $9 million for the full year 2018 compared to gains of $8 million and $85 million respectively for the same periods of 2017.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

▪
The interest in losses of equity method investments of $18 million in the fourth quarter of 2018 was primarily driven by a depreciation in value of certain real estate investments held by an investee, Almacantar Group S.A. (Almacantar). This compared to gains of $66 million in the fourth quarter of 2017 primarily driven by gains on certain real estate investments held by Almacantar and gains on private equity investments.

▪
The interest in earnings of equity method investments of $11 million for the full year 2018 was primarily driven by gains on private equity investments partially offset by a depreciation in value of certain real estate investments held by Almacantar. This compared to gains of $86 million for 2017 primarily due to appreciation of these real estate investments held by Almacantar in 2017.

▪	As at December 31, 2018, reinvestment rates were 3.2% compared to the Company's fixed income investment portfolio yield of 2.9% for the fourth quarter of 2018.
Other Income Statement Items:

▪
Other income was $34 million for the fourth quarter of 2018 compared to $4 million for the fourth quarter of 2017, and $50 million for the full year 2018 compared to $15 million for 2017, driven by the $29 million gain on commutation discussed above.

▪
Amortization expense was $18 million for the fourth quarter of 2018 compared to $6 million for the fourth quarter of 2017, and $35 million for the full year 2018 compared to $25 million for 2017, due to the reduction for a $14 million intangible asset upon commutation of the related guaranteed reserves referred to above.

▪	Other expenses of $73 million (expense ratio of 5.1%) in the fourth quarter of 2018 were down $7 million, or 9%, compared to $80 million (expense ratio of 5.9%) for the same period of 2017.

▪
Other expenses of $306 million (expense ratio of 5.5%) for the full year 2018 were down $42 million, or 12%, compared to $348 million (expense ratio of 6.9%) for 2017. These decreases were primarily due to lower recurring personnel costs driven by a decrease in full-time equivalent employees as a result of efficiency actions undertaken by the Company, in addition to lower reorganization related, consulting and facilities costs, partially offset by higher expenses primarily in the Life and Health segment to support the Company's plans to grow the business. The full year 2017 also included $4 million of transaction costs related to the acquisition of Aurigen.

▪
Net foreign exchange gains were $66 million in the fourth quarter of 2018 and $119 million for the full year 2018, compared to losses of $1 million in the fourth quarter of 2017 and $108 million for 2017. Gains in 2018 were mainly driven by the appreciation of the U.S. dollar against certain major currencies and foreign currency hedge results, while losses in 2017 were driven by the depreciation of the U.S. dollar against certain foreign currencies and hedging costs.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

▪
Interest expense of $11 million and preferred dividends of $12 million in the fourth quarter of 2018 were comparable to the fourth quarter of 2017. Interest expense of $43 million and preferred dividends of $46 million in 2018 were also comparable to 2017.

▪
Income tax benefit was $14 million on pre-tax loss of $34 million in the fourth quarter of 2018 compared to a benefit of $23 million on pre-tax earnings of $61 million for the same period of 2017. Income tax benefit was $9 million on pre-tax loss of $95 million in 2018 compared to income tax expense of $10 million on pre-tax earnings of $274 million in 2017. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

Balance Sheet and Capitalization:

▪	Total investments and cash and cash equivalents were $16.3 billion at December 31, 2018, down 1.6% compared to December 31, 2017.

▪
The funds held – directly managed account of $0.4 billion and related guaranteed reserves of $0.4 billion as of December 31, 2017 were settled upon commutation of the related business in the fourth quarter of 2018, as referred to above.

▪
Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.5 billion at December 31, 2018, representing 83% of the cash and cash equivalents and total investments.

▪
The average credit rating and expected average duration of the fixed income portfolio at December 31, 2018 was A and 3.9 years, respectively, while the average duration of the Company’s liabilities was 4.8 years.

▪	There were no dividends declared and paid to common shareholders in the fourth quarter of 2018. Dividends declared and paid to common shareholders for the full year 2018 were $48 million.

▪
Total capital was $7.9 billion at December 31, 2018, down 3.2% compared to December 31, 2017, primarily due to the net loss for 2018, dividends on preferred and common shares, the impact of the foreign currency translation adjustment, and a decrease in Euro debt from foreign exchange movements.

▪
Common shareholder's equity (or book value) of $5.8 billion and tangible book value of $5.2 billion at December 31, 2018 both decreased by 3.8% compared to December 31, 2017, primarily due to the net loss for 2018, dividends on common shares and the foreign currency translation adjustment. Book value, excluding dividends on common shares for 2018, was $5.9 billion at December 31, 2018, down 3.0% compared to December 31, 2017.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release

Cash Flows:

▪
Cash provided by operating activities was $119 million in the fourth quarter of 2018 compared to $7 million in the fourth quarter of 2017 and $447 million for the full year 2018 compared to $243 million for 2017. Cash flows from operating activities includes cash flows related to net investment income and underwriting operations. The increases for the fourth quarter and full year 2018 over the same periods in 2017 were primarily driven by increases in cash flow from underwriting operations and a $29 million cash settlement received for the commutation referred to above.

▪
Cash used in investing activities was $97 million in the fourth quarter of 2018 and $1,261 million for the full year 2018 driven primarily by purchases of fixed maturity securities and short-term investments and efforts made during 2018 to optimize yield on excess cash. This compared to cash provided by investing activities of $729 million in the fourth quarter in 2017 and $99 million for the full year 2017 as a result of redemptions of securities to change investment portfolio mix. Cash provided by investing activities for the full year 2017 was partially offset for cash used to fund the acquisition of Aurigen and investments in public equity funds.

▪
Cash used in financing activities was $12 million in the fourth quarter of 2018 for dividends to preferred shareholders compared to $125 million in the fourth quarter in 2017 for dividends to both common and preferred shareholders. Cash used in financing activities was $94 million for the full year 2018 compared to $387 million for 2017 driven by dividends paid to common and preferred shareholders and for 2017 was also driven by a redemption of debt acquired in the Aurigen acquisition of $207 million.

_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

News Release

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2018, total revenues were $5.6 billion. At December 31, 2018, total assets were $22.8 billion, total capital was $7.9 billion and total shareholders’ equity was $6.5 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	9

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income(1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Revenues
Gross premiums written	$1,313,785	$1,235,586	$6,299,929	$5,587,894
Net premiums written	$1,286,492	$1,220,227	$5,803,364	$5,119,926
Decrease (increase) in unearned premiums	148,692	140,181	(289,554)	(94,945)
Net premiums earned	1,435,184	1,360,408	5,513,810	5,024,981
Net investment income	103,885	103,097	415,921	402,071
Net realized and unrealized investment (losses) gains(2)	(52,140)	18,986	(389,632)	232,491
Other income(3)	33,729	4,212	50,127	15,242
Total revenues	1,520,658	1,486,703	5,590,226	5,674,785
Expenses
Losses and loss expenses	1,168,624	1,084,309	4,193,255	3,840,982
Acquisition costs	331,918	310,006	1,237,464	1,119,773
Other expenses (4)	73,343	79,943	305,568	348,398
Interest expense	10,768	10,580	43,152	42,500
Loss on redemption of debt(5)	—	—	—	1,566
Amortization of intangible assets(3)	17,796	6,335	35,473	24,646
Net foreign exchange (gains) losses	(65,837)	1,195	(119,151)	108,244
Total expenses	1,536,612	1,492,368	5,695,761	5,486,109
(Loss) income before taxes and interest in (losses) earnings of equity method investments	(15,954)	(5,665)	(105,535)	188,676
Income tax (benefit) expense	(13,525)	(22,764)	(8,934)	10,358
Interest in (losses) earnings of equity method investments	(17,606)	66,689	10,607	85,703
Net (loss) income	(20,035)	83,788	(85,994)	264,021
Preferred dividends	11,604	11,604	46,416	46,416
Net (loss) income attributable to common shareholder	$(31,639)	$72,184	$(132,410)	$217,605
Comprehensive (loss) income	$(35,133)	$67,733	$(134,347)	$248,309

(1) In March 2016 the Company's common shares were acquired by Exor N.V. and are no longer traded on the NYSE. As such, per share data is not meaningful to present.

(2) Net realized and unrealized investment gains (losses) include net unrealized gain of $129 million and loss of $7 million for the three months ended December 31, 2018 and 2017, respectively, and net unrealized loss of $182 million and gain of $211 million for the years ended December 31, 2018 and 2017, respectively.

(3) Other income for the three months and year ended December 31, 2018 includes a gain of $29 million related to a commutation of a specific reserve agreement in the fourth quarter of 2018. Amortization of intangible assets for the three months and year ended December 31, 2018 includes a reduction of $14 million related to the intangible asset for guaranteed reserves following this commutation.

(4) Other expenses for the three months ended December 31, 2018 and 2017 include $1 million and $11 million, respectively, and for the years ended December 31, 2018 and 2017 include $11 million and $29 million, respectively, of reorganization related costs. Other expenses for 2017 also include $4 million transaction costs related to the Aurigen acquisition and for 2018 include a full year of Aurigen's expenses of $18 million compared to $9 million for three quarters of 2017 following the acquisition of Aurigen on April 2, 2017.

(5) Loss on redemption of debt for the year ended December 31, 2017 related to debt settled by Aurigen in the second quarter of 2017 post acquisition.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2018	December 31, 2017
Assets
Investments:
Fixed maturities, at fair value	$12,639,845	$12,654,859
Short-term investments, at fair value	493,726	4,400
Equities, at fair value	694,301	638,596
Investments in real estate	72,573	83,098
Other invested assets	1,488,995	1,385,258
Total investments	15,389,440	14,766,211
Funds held – directly managed (1)	—	424,765
Cash and cash equivalents	877,907	1,772,012
Accrued investment income	115,735	120,805
Reinsurance balances receivable	2,976,644	2,724,844
Reinsurance recoverable on paid and unpaid losses	940,291	828,807
Funds held by reinsured companies	829,695	801,451
Deferred acquisition costs	743,046	672,307
Deposit assets	80,661	78,542
Net tax assets	157,690	133,169
Goodwill	456,380	456,380
Intangible assets	128,899	160,234
Other assets	63,506	41,237
Total assets	$22,759,894	$22,980,764
Liabilities
Non-life reserves (1), (2)	$9,895,376	$10,102,172
Life and health reserves (2)	2,198,080	2,098,759
Unearned premiums	2,072,953	1,818,999
Other reinsurance balances payable	281,744	292,077
Deposit liabilities	7,172	10,864
Net tax liabilities	101,525	154,947
Accounts payable, accrued expenses and other	266,524	302,021
Debt related to senior notes	1,349,017	1,384,824
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,243,380	16,235,652
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(138,634)	(90,281)
Retained earnings	4,230,449	4,410,694
Total shareholders’ equity	6,516,514	6,745,112
Total liabilities and shareholders’ equity	$22,759,894	$22,980,764

(1) The funds held – directly managed account and related guaranteed reserves as of December 31, 2017 were settled upon commutation of the related business in the fourth quarter of 2018.

(2) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, reserves of approximately $392 million as at December 31, 2017 have been reclassified from Life and Health reserves to Non-Life reserves to conform to current presentation.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net cash provided by operating activities	$118,911	$7,205	$447,493	$242,876
Net cash (used in) provided by investing activities	(96,732)	728,537	(1,260,911)	98,821
Net cash used in financing activities	(11,604)	(125,298)	(94,251)	(387,239)
Effect of foreign exchange rate changes on cash	(7,148)	(2,245)	13,564	44,226
Increase (decrease) in cash and cash equivalents	3,427	608,199	(894,105)	(1,316)
Cash and cash equivalents - beginning of period	874,480	1,163,813	1,772,012	1,773,328
Cash and cash equivalents - end of period	$877,907	$1,772,012	$877,907	$1,772,012

PartnerRe Ltd.
Consolidated Statements of Comprehensive (Loss) income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net (loss) income	$(20,035)	$83,788	$(85,994)	$264,021
Change in currency translation adjustment	(42,486)	(17,471)	(74,797)	(15,135)
Change in net unrealized gains or losses on investments, net of tax	1,805	(74)	1,585	(303)
Change in unfunded pension obligation, net of tax	25,583	1,490	24,859	(274)
Comprehensive (loss) income	$(35,133)	$67,733	$(134,347)	$248,309

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2018
	P&C segment (6)	Specialty segment	Total Non-life	Life and Health segment (6)	Corporate and Other	Total
Gross premiums written	$551	$443	$994	$320	$—	$1,314
Net premiums written	$543	$432	$975	$311	$—	$1,286
Decrease (increase) in unearned premiums	145	(2)	143	6	—	149
Net premiums earned	$688	$430	$1,118	$317	$—	$1,435
Losses and loss expenses	(645)	(259)	(904)	(265)	—	(1,169)
Acquisition costs	(165)	(125)	(290)	(42)	—	(332)
Technical result	$(122)	$46	$(76)	$10	$—	$(66)
Other income	30	—	30	3	1	34
Other expenses	(16)	(5)	(21)	(15)	(37)	(73)
Underwriting result	$(108)	$41	$(67)	$(2)	n/a	$(105)
Net investment income				17	87	104
Allocated underwriting result				$15	n/a	n/a
Net realized and unrealized investment losses					(52)	(52)
Interest expense					(11)	(11)
Amortization of intangible assets					(18)	(18)
Net foreign exchange gains					66	66
Income tax benefit					14	14
Interest in losses of equity method investments					(18)	(18)
Net loss					n/a	$(20)
Loss ratio (1)	93.7%	60.2%	80.9%
Acquisition ratio (2)	24.0	29.1	25.9
Technical ratio (3)	117.7%	89.3%	106.8%
Other expense ratio (4)	2.4	1.2	1.9
Combined ratio (5)	120.1%	90.5%	108.7%
	For the three months ended December 31, 2017
	P&C segment (6)	Specialty segment	Total Non-life	Life and Health segment (6)	Corporate and Other	Total
Gross premiums written	$483	$493	$976	$260	$—	$1,236
Net premiums written	$478	$486	$964	$256	$—	$1,220
Decrease (increase) in unearned premiums	132	(2)	130	10	—	140
Net premiums earned	$610	$484	$1,094	$266	$—	$1,360
Losses and loss expenses	(558)	(298)	(856)	(228)	—	(1,084)
Acquisition costs	(146)	(143)	(289)	(21)	—	(310)
Technical result	$(94)	$43	$(51)	$17	$—	$(34)
Other (loss) income	(1)	—	(1)	4	1	4
Other expenses	(16)	(7)	(23)	(9)	(48)	(80)
Underwriting result	$(111)	$36	$(75)	$12	n/a	$(110)
Net investment income				16	87	103
Allocated underwriting result				$28	n/a	n/a
Net realized and unrealized investment gains					19	19
Interest expense					(10)	(10)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(1)	(1)
Income tax benefit					23	23
Interest in earnings of equity method investments					66	66
Net income					n/a	$84
Loss ratio (1)	91.5%	61.6%	78.2%
Acquisition ratio (2)	23.9	29.5	26.4
Technical ratio (3)	115.4%	91.1%	104.6%
Other expense ratio (4)	2.6	1.4	2.1
Combined ratio (5)	118.0%	92.5%	106.7%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

(6)
Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. Health business for 2018 and 2017 have been included in the P&C segment and the impacted 2017 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2018
	P&C segment (1)	Specialty segment	Total Non-life	Life and Health segment (1)	Corporate and Other	Total
Gross premiums written	$3,015	$2,050	$5,065	$1,235	$—	$6,300
Net premiums written	$2,722	$1,870	$4,592	$1,211	$—	$5,803
(Increase) decrease in unearned premiums	(187)	(103)	(290)	1	—	(289)
Net premiums earned	$2,535	$1,767	$4,302	$1,212	$—	$5,514
Losses and loss expenses	(2,073)	(1,096)	(3,169)	(1,025)	—	(4,194)
Acquisition costs	(606)	(502)	(1,108)	(129)	—	(1,237)
Technical result	$(144)	$169	$25	$58	$—	$83
Other income	30	—	30	13	7	50
Other expenses	(75)	(27)	(102)	(51)	(153)	(306)
Underwriting result	$(189)	$142	$(47)	$20	n/a	$(173)
Net investment income				66	350	416
Allocated underwriting result				$86	n/a	n/a
Net realized and unrealized investment losses					(390)	(390)
Interest expense					(43)	(43)
Amortization of intangible assets					(35)	(35)
Net foreign exchange gains					119	119
Income tax benefit					9	9
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(86)
Loss ratio	81.8%	62.0%	73.7%
Acquisition ratio	23.9	28.4	25.8
Technical ratio	105.7%	90.4%	99.5%
Other expense ratio	3.0	1.5	2.4
Combined ratio	108.7%	91.9%	101.9%

	For the year ended December 31, 2017
	P&C segment (1)	Specialty segment	Total Non-life	Life and Health segment (1)	Corporate and Other	Total
Gross premiums written	$2,671	$1,934	$4,605	$983	$—	$5,588
Net premiums written	$2,375	$1,780	$4,155	$965	$—	$5,120
(Increase) decrease in unearned premiums	(45)	(55)	(100)	5	—	(95)
Net premiums earned	$2,330	$1,725	$4,055	$970	$—	$5,025
Losses and loss expenses	(2,051)	(955)	(3,006)	(835)	—	(3,841)
Acquisition costs	(534)	(489)	(1,023)	(97)	—	(1,120)
Technical result	$(255)	$281	$26	$38	$—	$64
Other (loss) income	—	(1)	(1)	14	2	15
Other expenses	(88)	(33)	(121)	(44)	(183)	(348)
Underwriting result	$(343)	$247	$(96)	$8	n/a	$(269)
Net investment income				60	342	402
Allocated underwriting result				$68	n/a	n/a
Net realized and unrealized investment gains					232	232
Interest expense					(42)	(42)
Loss on redemption of debt					(2)	(2)
Amortization of intangible assets					(25)	(25)
Net foreign exchange losses					(108)	(108)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					86	86
Net income					n/a	$264
Loss ratio	88.0%	55.4%	74.1%
Acquisition ratio	22.9	28.4	25.2
Technical ratio	110.9%	83.8%	99.3%
Other expense ratio	3.8	1.9	3.0
Combined ratio	114.7%	85.7%	102.3%

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the financial results for U.S. Health business for 2018 and 2017 have been included in the P&C segment and the impacted 2017 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2018		December 31, 2017
Investments:
Fixed maturities
U.S. government	$2,343	15%	$2,184	15%
U.S. government sponsored enterprises	2	—	22	—
U.S. states, territories and municipalities	134	1	690	5
Non-U.S. sovereign government, supranational and government related	2,159	14	1,751	12
Corporate bonds	5,612	36	6,129	41
Mortgage/asset-backed securities	2,390	16	1,879	13
Total fixed maturities	12,640	82	12,655	86
Short-term investments	493	3	4	—
Equities	694	5	639	4
Investments in real estate (1)	73	—	83	1
Other invested assets	1,489	10	1,385	9
Total investments	$15,389	100%	$14,766	100%
Cash and cash equivalents	878		1,772
Total investments and cash and cash equivalents	16,267		16,538
Maturity distribution:
One year or less	$898	7%	$280	2%
More than one year through five years	5,821	45	4,259	34
More than five years through ten years	3,203	24	4,126	32
More than ten years	821	6	2,115	17
Subtotal	10,743	82	10,780	85
Mortgage/asset-backed securities	2,390	18	1,879	15
Total fixed maturities and short-term investments	$13,133	100%	$12,659	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,168	9%	$902	7%
AA	5,846	44	5,530	44
A	2,652	20	2,603	21
BBB	2,986	23	3,310	26
Below Investment Grade/Unrated	481	4	314	2
	$13,133	100%	$12,659	100%
Expected average duration		3.9	Yrs	4.7	Yrs
Average yield to maturity at market		3.2%		2.8%
Average credit quality		A		A
 (1) Investments in real estate assets were purchased from an equity method investee, Almacantar Group S.A., in the fourth quarter of 2017 and are recorded at cost less accumulated depreciation and impairment. In the fourth quarter of 2018, an impairment loss of $6 million was recognized.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2018
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,385,571	24.7%	8.5%	0.8%
Consumer, Non-cyclical	1,109,564	19.8	6.8	1.3
Insurance	520,095	9.3	3.2	0.8
Energy	512,741	9.1	3.2	0.4
Industrial	493,281	8.8	3.0	0.5
Consumer, Cyclical	492,686	8.8	3.0	0.6
Communications	301,649	5.4	1.9	0.4
Real estate investment trusts	301,636	5.4	1.9	0.3
Utilities	193,746	3.4	1.2	0.1
Basic Materials	158,130	2.8	1.0	0.2
Technology	120,384	2.1	0.7	0.2
Longevity and Mortality Bonds	21,470	0.4	0.1	0.1
Other	726	—	—	—
Total Corporate bonds	$5,611,679	100.0%	34.5%
Finance sector - Corporate bonds
Banks	$839,131	15.0%	5.2%
Investment banking and brokerage	299,567	5.3	1.8
Other	246,873	4.4	1.5
Total finance sector - Corporate bonds	$1,385,571	24.7%	8.5%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$65,521	$467,751	$304,742	$1,117	$839,131
Investment banking and brokerage	—	9,275	84,973	205,318	1	299,567
Other	1,141	86,473	83,711	74,432	1,116	246,873
Total finance sector - Corporate bonds	$1,141	$161,269	$636,435	$584,492	$2,234	$1,385,571
% of total	0.1%	11.6%	45.9%	42.2%	0.2%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 20.4% of the Company’s total corporate bonds. The single largest issuer accounts for 3.8% of the Company’s total Corporate bonds and is included in the Consumer, non-cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$10,065,441	$10,328,625	$10,102,172	$9,247,200
Reinsurance recoverable at beginning of period	(669,617)	(753,030)	(719,998)	(295,388)
Net liability at beginning of period	9,395,824	9,575,595	9,382,174	8,951,812
Net incurred losses related to:
Current year	1,066,549	921,150	3,417,366	3,453,725
Prior years	(163,069)	(64,946)	(248,719)	(448,158)
	903,480	856,204	3,168,647	3,005,567
Change in reserve agreement (2)	(404,065)	(13,166)	(397,493)	(3,481)
Net losses paid	(775,000)	(1,068,221)	(2,921,987)	(2,979,051)
Effects of foreign exchange rate changes	(75,809)	31,762	(186,911)	407,327
Net liability at end of period	9,044,430	9,382,174	9,044,430	9,382,174
Reinsurance recoverable at end of period	850,946	719,998	850,946	719,998
Gross liability at end of period	$9,895,376	$10,102,172	$9,895,376	$10,102,172
Breakdown of gross liability at end of period:
Case reserves	$4,217,068	$4,180,554	$4,217,068	$4,180,554
Additional case reserves	174,713	176,369	174,713	176,369
Incurred but not reported reserves	5,503,595	5,745,249	5,503,595	5,745,249
Gross liability at end of period	$9,895,376	$10,102,172	$9,895,376	$10,102,172
Gross liability at end of period by Non-life segment:
P&C	7,159,337	7,333,538	7,159,337	7,333,538
Specialty	2,736,039	2,768,634	2,736,039	2,768,634
Gross liability at end of period	$9,895,376	$10,102,172	$9,895,376	$10,102,172
Unrecognized time value of non-life reserves (3)	$602,332	$605,769	$602,332	$605,769
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	85.8%	124.8%	92.2%	99.1%
Non-life paid losses to net premiums earned ratio	69.3%	97.6%	67.9%	73.5%
(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. Health business for 2018 and 2017 have been included in the Analysis of Non-life Reserves above with the impacted 2017 comparatives reclassified to conform to current presentation.
(2) The change in reserve agreement includes (adverse) favorable development on Paris Re’s reserves which were guaranteed by Axa under the reserve agreement. For the three months and year ended December 31, 2018, this balance also includes the reduction of the guaranteed reserves following the commutation of the agreement in the fourth quarter of 2018. Included in Net paid losses are losses paid out of the Funds held-directly managed account.
(3) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,207,592	$2,070,818	$2,098,759	$1,722,330
Reinsurance recoverable at beginning of period	(9,875)	(8,615)	(9,287)	(2,726)
Net liability at beginning of period	2,197,717	2,062,203	2,089,472	1,719,604
Liability acquired related to the acquisition of Aurigen	—	—	—	67,916
Net incurred losses	265,144	228,105	1,024,608	835,415
Net losses paid	(220,183)	(211,633)	(818,916)	(714,151)
Effects of foreign exchange rate changes	(56,427)	10,797	(108,913)	180,688
Net liability at end of period	2,186,251	2,089,472	2,186,251	2,089,472
Reinsurance recoverable at end of period	11,829	9,287	11,829	9,287
Gross liability at end of period	$2,198,080	$2,098,759	$2,198,080	$2,098,759
Life value in force(2)	$283,500	$308,200	$283,500	$308,200

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the financial information for U.S. Health business for 2018 and 2017 have been included in the Analysis of Non-life Reserves with the impacted 2017 comparatives reclassified to conform to current presentation.

(2) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2018
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$630
U.S. Gulf Coast	Hurricane	586
U.S. Southeast	Hurricane	520
Caribbean	Hurricane	186
Europe	Windstorm	371
Japan	Typhoon	190
California	Earthquake	515	$760
Japan	Earthquake	260	290
Australia	Earthquake	215	270
British Columbia	Earthquake	163	311
New Zealand	Earthquake	154	225

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	$	ROE(1)	$	ROE(1)	$	ROE(1)	$	ROE(1)
Net (loss) income attributable to common shareholder	(31,639)	(2.2)%	72,184	4.8%	(132,410)	(2.2)%	217,605	3.6%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Beginning of period common shareholder's equity	$5,859,026	$6,104,451	$6,040,885	$5,983,685
End of period common shareholder's equity	$5,812,287	$6,040,885	$5,812,287	$6,040,885
Average common shareholder's equity	$5,835,657	$6,072,668	$5,926,586	$6,012,285

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	December 31, 2018	December 31, 2017
Tangible book value:
Total shareholders' equity	$6,516,514	$6,745,112
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	5,812,287	6,040,885
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax(1)	118,808	141,805
Tangible book value	$5,237,099	$5,442,700

Capital structure:
Senior notes (2)	$1,349,017	$1,384,824
Capital efficient notes (3)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	5,812,287	6,040,885
Total capital	$7,928,915	$8,193,320

(1) The intangible assets are presented in the table above net of tax at December 31, 2018 and 2017 of $10 million and $18 million respectively. The decrease is primarily due to amortization expense for the year which was $35 million for the full year 2018 compared to $25 million for 2017 due to a reduction for a $14 million intangible asset upon commutation of the related guaranteed reserves.

(2) The decrease in senior notes represents the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017 include the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.